______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K/A
(Amendment No. 1)
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________
Explanatory Note:

This Amendment No. 1 to the Annual Report on Form 11-K (this “Amendment”) is being filed solely to include the conformed signature of the independent registered public accounting firm, which had been inadvertently omitted from the original Form 11-K, as filed with the U.S. Securities and Exchange Commission on June 11, 2026 (the “Original Form 11-K”). Except as described above, this Amendment does not amend, update or change any other information in the Original Form 11-K.

Northrop Grumman Savings Plan
Financial Statements as of December 31, 2025 and 2024,
and for the Year Ended December 31, 2025,
Supplemental Schedule as of December 31, 2025,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
Northrop Grumman Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 11, 2026

We have served as the auditor of the Plan since at least 1994; however, an earlier year could not be reliably determined.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
$ in thousands	2025	2024
Assets:
Investments:
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust (Note 3)	$39,301,997	$35,040,516
Investment in BrokerageLink account—at fair value	4,641,343	4,024,861
Short-term investment fund—at fair value	143	902
Total investments	43,943,483	39,066,279
Receivables:
Notes receivable from participants	339,104	329,923
Employer contributions	74,657	77,567
Participant contributions	—	8
Total receivables	413,761	407,498
Total assets	44,357,244	39,473,777
Liabilities:
Accrued expenses	2,059	1,923
Net assets available for benefits	$44,355,185	$39,471,854
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
$ in thousands	December 31, 2025
Additions:
Investment income:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$5,952,669
Other investments:
Net appreciation in fair value of other investments	515,172
Dividends	104,944
Interest	30,138
Total investment income	6,602,923
Interest income on notes receivable from participants	24,742
Contributions:
Participant contributions	1,415,870
Employer contributions	664,002
Rollover contributions	139,573
Total contributions	2,219,445
Total additions	8,847,110
Deductions:
Benefits paid to participants	3,950,883
Expenses	12,896
Total deductions	3,963,779
Increase in net assets	4,883,331
Net assets available for benefits
Beginning of year	39,471,854
End of year	$44,355,185
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a qualified profit-sharing and stock bonus plan that includes an employee stock ownership plan sponsored by Northrop Grumman Corporation (the “Company” or “Plan sponsor”). The Plan was established February 1, 1962.
The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan investments are participant directed. The Plan holds an interest in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”). It also holds investments in a short-term investment fund at the Trustee, and participant-directed brokerage accounts held in the Fidelity Brokerage Services LLC BrokerageLink Account (“BrokerageLink Account”).
Eligibility
The Plan covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America (“U.S.”), are not covered under another plan, and whose pay is determined in accordance with the U.S Internal Revenue Code of 1986, as amended (the “Code”) and processed on a U.S. payroll system of the Company.
Contributions
Participant contributions are subject to certain limitations imposed by the Code. Contributions can be made on a tax-deferred (pre-tax) basis, after-tax basis or to a Roth 401(k) on an after-tax basis, or a combination thereof through payroll withholdings. Participants may also rollover benefit payments from certain pension plans sponsored by the Company and other qualified plans into the Plan. Active participants may change the percentage of their contributions. First time eligible employees (newly hired, rehired, and certain transfers) are automatically enrolled into the Plan approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. Contributions for those automatically enrolled in the Plan increase by one percent each year up to a maximum percentage specified by the Plan sponsor and relate to pre-tax and Roth 401(k) contributions only.
For employees hired before April 1, 2016, the employer’s matching contributions are generally as follows:

Employee Contribution	Employer Match
First 2% of eligible compensation	100%
Next 2% of eligible compensation	50%
Next 4% of eligible compensation	25%
Contributions over 8%	—
Certain employees hired or rehired between July 1, 2008 and April 1, 2016, and who meet the applicable Plan requirements, are also eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). The RAC contribution is generally made annually in the first quarter of the following year. Generally, participants must be employed by the Company on the last day of the plan year to be eligible to receive the RAC contribution. For the year ended December 31, 2025, the Company made a $49.3 million RAC contribution which was remitted to the Plan in March 2026. The amount is generally determined as a percentage of eligible compensation in accordance with the following table:

Participant’s Age as of December 31, 2016	Percentage of Compensation
Under 35	3%
35 – 49	4%
50 or older	5%

Certain employees who joined the company as part of the June 2018 Orbital ATK, Inc acquisition, who were hired between January 1, 2007 and June 5, 2018, are also eligible to receive a Non-Elective Contribution ("NEC"). The NEC contribution is generally made annually in the first quarter of the following year. Generally, participants must be employed by the Company on the last day of the plan year to be eligible to receive the NEC contribution. The NEC contribution ranges from 2.5 percent to 4.0 percent of eligible compensation based on age and years of service. For the year ended December 31, 2025, the Company made a $25.3 million NEC contribution to the Plan, which was remitted to the Plan in March 2026.
For most employees hired after April 1, 2016, and certain employees who did not previously participate in a Company sponsored pension plan or receive a RAC or a NEC, the employer’s matching contributions are generally as follows:

Employee Contribution	Employer Match
First 4% of eligible compensation	100%
For employees with less than 5 years of service:
Next 4% of eligible compensation	50%
Contributions over 8%	—
For employees with 5 or more years of service:
Next 6% of eligible compensation	50%
Contributions over 10%	—
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with participant and employer contributions and an allocation of any Plan earnings. Each participant account is charged with withdrawals and an allocation of any Plan losses and administrative expenses. Allocations are based on participant units. Participants are entitled to the net of these contributions, withdrawals and allocations to the extent of their vesting in the account.
Vesting
Plan participants are fully vested in the balance of their accounts from employee contributions and earnings thereon. Plan participants, other than participants covered under certain collective bargaining agreements, become fully vested in employer matching contributions, and earnings thereon, upon completion of three years of service. Plan participants who are eligible for RAC and NEC fully vest in those employer contributions, and earnings thereon, upon completion of three years of service.
Investment Options
Plan participants direct their employee and employer contributions to be invested in the investment funds described below. If direction is not provided by a participant, contributions are generally invested in an appropriate Retirement Path fund. The investment funds are managed by professional investment managers appointed by Plan management.
Subject to certain restrictions, participants may generally change their investment elections and transfer existing account balances between investment funds daily.
Contributions deposited into each investment fund are used to purchase units of that fund based on unit values that are updated daily prior to any Plan transactions. Plan transactions include contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: the number of units purchased to date and the current value of each unit.
U.S. Equity Fund — The U.S. Equity Fund primarily consists of holdings in large and medium-sized U.S. company stocks. The fund’s objective is to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the four highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund invests in a range of fixed-income securities that mature, on average, in eight to ten years.
Stable Value Account — Investments in the Stable Value Account primarily include synthetic guaranteed investment contracts (“synthetic GICs”), cash and cash equivalents. See Note 5 for further information on synthetic GICs.

Northrop Grumman Fund (“NG Stock Fund”) — The NG Stock Fund invests primarily in Northrop Grumman Corporation common stock.
Balanced Fund — The Balanced Fund is designed to provide investors with a diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment solely in equities.
International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside of the U.S. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher expected revenue growth than the large, well-established companies that make up the S&P 500 Index. The fund seeks to provide capital appreciation over the long term, rather than current income.
Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities and other investments tailored to the participants' investment time horizons. The name of each portfolio reflects the year when the participants expect to retire or draw interest and/or principal out of their accounts. The portfolio consists of eleven Retirement Path funds spanning to 2070.
Apart from the Stable Value Account and NG Stock Fund, the large majority of the other funds are included in common/collective trust (“CCT”) funds. These funds manage pooled trust accounts, which group assets together to develop generally larger and more diversified portfolios. These funds may also include a short-term investment fund.
Participants may also direct their investments through a BrokerageLink Account sponsored by an affiliate of the Plan's recordkeeper, Fidelity, which offers a range of investment options including mutual funds, U.S. equities, and fixed-income securities.
Notes Receivable from Participants
Participants may borrow from their individual accounts in accordance with the Plan document, with loans from a minimum of $1,000 up to a maximum equal to 1) the lesser of $50,000 reduced by the highest outstanding loan balance over the past 12 months, or 2) 50 percent of their vested account balance. Loans are secured by the balance in the participant's account and are issued at an interest rate set at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2025, outstanding participant loans had maturities through 2040 and interest rates ranging from 4.25 percent to 11.5 percent. As of December 31, 2024, outstanding participant loans had maturities through 2039 and interest rates ranging from 3.25 percent to 11.5 percent.
Payment of Benefits
Upon termination of employment with the Company (including termination due to death, disability, or retirement), participants may receive a lump-sum payment of their entire account balance, installment payments, or the total account balance as an annuity, net of any outstanding loan balances. Otherwise, distributions generally begin on a participant's mandatory commencement date. Participants may roll over account balances to individual retirement accounts or another employer’s qualified retirement plan.
Distributions from the NG Stock Fund may be paid in cash, stock, or a combination of the two, depending on the participant’s election.
Withdrawals
Participants may withdraw all or a portion of their vested account balance in accordance with the Plan document, which provides different rules for withdrawals based on whether or not the participant has reached age 59 1/2.
Forfeited Accounts
As of December 31, 2025 and 2024, Plan forfeitures available were $4.6 million and $3.9 million, respectively. Forfeited amounts may be used to reduce employer contributions or to offset Plan expenses. During the year ended December 31, 2025, employer contributions were reduced by $27.4 million due to forfeitures. No forfeitures were used to offset Plan expenses during 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan provides various investment options to its participants. Investment securities are exposed to various risks, including interest rate and credit risk, overall market volatility, market risks including global events such as pandemics or international conflicts, and risks related to U.S. and foreign government instability. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Fair Value of Financial Instruments
The Plan and the DC Master Trust measure the fair value of its financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
Investment Valuation and Income Recognition
The investments held by the Plan and the DC Master Trust are stated at fair value with the exception of synthetic GICs in the Stable Value Account of the DC Master Trust, which are stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4). The synthetic GICs are stated at contract value because contract value is the amount that would be received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to the value of initial deposited principal, plus accumulated interest and additional deposits, minus withdrawals and expenses (see Note 5). Plan management provides direction and oversight of the valuation process. The fair value of Plan and DC Master Trust investments is determined as follows:
Investments in mutual funds and U.S. equities, which include common stocks, are valued at the last reported sales price on the active market on which the securities are traded on the last business day of the plan year. Investments in CCT funds are valued based on the net asset value (“NAV”) derived by investment managers, as a practical expedient. The short-term investment fund is not an exchange-traded fund, however, the price per unit is published and represents the actual price at which the units held in the fund can be bought or sold. Fixed-income securities are valued based on broker quotes or model-derived valuations.
All securities and cash equivalents are quoted in the local currency and then converted into U.S. dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against their account in the Plan.
The Trustee, in performing any required valuations or calculations, relies on the prices provided by pricing sources, the investment managers, Plan management or the participant’s broker as a certification as to the value.

The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold. The unrealized appreciation or depreciation is the aggregate difference between the current fair market value and the cost of investments.
Notes Receivable from Participants
Participant loans are measured at their unpaid principal balance plus accrued interest.
Expenses
Plan expenses are paid by the Plan or the Plan sponsor as provided in the Plan document. Fees incurred by the Plan for investment management services of $3.5 million are presented as a reduction to investment income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw funds from the Plan but have not yet been paid were $7.3 million and $6.0 million at December 31, 2025 and 2024, respectively. These amounts continued to accrue investment earnings (losses) until paid.
3. INVESTMENTS
The Plan's total divided interest represents 99 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2025 and 2024. The remaining interest in the investments held by the DC Master Trust belongs to the Northrop Grumman Financial Security and Savings Program.
The net assets of the DC Master Trust and the Plan's interest in Master Trust balances as of December 31, 2025 and 2024, are as follows:

	Master Trust Balances		Plan's Interest in Master Trust Balances
$ in thousands	2025	2024	2025	2024
Assets
At fair value:
Cash equivalents and short-term investment fund	$78,177	$93,059	$77,001	$91,680
U.S. equities	4,048,009	3,594,037	4,030,621	3,576,126
Common/collective trust funds	32,627,651	28,679,632	32,193,443	28,262,363
Collateral held under securities lending agreements	200,064	693,505	197,935	685,586
Total investments at fair value	36,953,901	33,060,233	36,499,000	32,615,755
At contract value:
Synthetic guaranteed investment contracts	3,052,155	3,161,481	3,005,171	3,112,812
Total investments at contract value	3,052,155	3,161,481	3,005,171	3,112,812
Dividends, interest, taxes and other receivables	213	284	210	281
Total assets	40,006,269	36,221,998	39,504,381	35,728,848
Liabilities
Due to broker for securities purchased and other payables	4,516	2,796	4,449	2,746
Collateral held under securities lending agreements	200,064	693,505	197,935	685,586
Total liabilities	204,580	696,301	202,384	688,332
Net assets of the DC Master Trust	$39,801,689	$35,525,697	$39,301,997	$35,040,516

Net investment income for the DC Master Trust for the plan year ended December 31, 2025, is as follows:

$ in thousands	2025
Investment income
Net appreciation in value of investments	$5,867,005
Interest	95,113
Dividends	65,793
Other income	2,255
Investment manager fees	(3,597)
Net investment income	$6,026,569
4. FAIR VALUE MEASUREMENTS
Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables. The total fair value of these investments is included in the tables below to permit reconciliation of the fair value hierarchy to amounts presented in the investments footnote (Note 3). These investments have no unfunded commitments, redemption notice periods greater than seven days or other redemption restrictions. As of December 31, 2025 and 2024, there were no investments expected to be sold at a value materially different than NAV.
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2025:

	2025
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$—	$78,177	$78,177
U.S. equities	4,048,009	—	4,048,009
Collateral held under securities lending agreements	—	200,064	200,064
Common/collective trust funds valued using NAV as a practical expedient			32,627,651
Total DC Master Trust at fair value	$4,048,009	$278,241	$36,953,901
The table below sets forth the fair value of the BrokerageLink Account and short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2025:

	2025
$ in thousands	Level 1	Level 2	Total
Other Plan investments
BrokerageLink Account	$4,577,861	$63,482	$4,641,343
State Street Bank and Trust Company short-term investment fund	—	143	143
Total other Plan investments	$4,577,861	$63,625	$4,641,486

The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2024:

	2024
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$18	$93,041	$93,059
U.S. equities	3,594,037	—	3,594,037
Collateral held under securities lending agreements	—	693,505	693,505
Common/collective trust funds valued using NAV as a practical expedient			28,679,632
Total DC Master Trust at fair value	$3,594,055	$786,546	$33,060,233
The table below sets forth the fair value of the BrokerageLink Account and short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2024:

	2024
$ in thousands	Level 1	Level 2	Total
Other Plan investments
BrokerageLink Account	$3,968,127	$56,734	$4,024,861
State Street Bank and Trust Company short-term investment fund	—	902	902
Total other Plan investments	$3,968,127	$57,636	$4,025,763
5. INTEREST IN SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
Synthetic guaranteed investment contracts consist of fully benefit-responsive wrapper contracts that provide specified interest rates. Realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but are amortized as adjustments to the future interest-crediting rate over a period equal to or less than the duration of the underlying assets. Primary variables affecting the future crediting rate of the wrapper contracts include the current yield of underlying assets, the duration of underlying assets, and the difference between the market value and contract value of underlying assets.
Investments held in synthetic guaranteed investment contracts (at contract value) totaled $3.1 billion and $3.2 billion as of December 31, 2025 and 2024, respectively.
Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.
6. THIRD PARTY BORROWINGS
The DC Master Trust participates in a securities lending program with State Street through the separately managed Stable Value Account. The program allows State Street to loan securities, which are assets of the DC Master Trust, to approved borrowers. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. DC Master Trust assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2025	2024
Underlying securities of synthetic guaranteed investment contracts	$195,889	$679,519

State Street requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The initial collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign equity securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In U.S. markets, State Street generally enters into a netting arrangement with a borrower which permits the netting of mark-to-market exposure for transactions within the lending program with that borrower. Such arrangements would cover lending transactions with the borrower and reverse repurchase agreements of cash collateral involving investment of the collateral. State Street may also negotiate a right of offset in the event of borrower default. In the event of borrower default, State Street indemnifies the DC Master Trust against any loss of the amount loaned. As of December 31, 2025, cash and non-cash collateral associated with securities on loan totaled $167 million and $33 million, respectively. As of December 31, 2024, cash and non-cash collateral associated with securities on loan totaled $603 million and $91 million, respectively. Cash collateral primarily consists of short-term investment funds. Non-cash collateral consists of fixed-income securities. All of the securities on loan are collateralized at more than 102 percent.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee and transactions involving Northrop Grumman Corporation common stock. The NG Stock Fund within the DC Master Trust held 7.1 million and 7.7 million shares of common stock of the Company with a fair value of $4.0 billion and $3.6 billion at December 31, 2025 and 2024, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.6 percent and 99.5 percent at December 31, 2025 and 2024, respectively. During 2025, the NG Stock Fund earned dividends of $66 million from its investment in Northrop Grumman Corporation common stock.
State Street affiliates managed $0.1 million and $0.9 million of Plan assets held in a short-term investment fund as of December 31, 2025 and 2024, respectively. The Plan paid $0.4 million to the Trustee in fees during the year ended December 31, 2025.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services. The Plan also issues loans to participants, which are secured by the vested balances in the participants' accounts.
8. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of a Plan termination, participants will become fully vested in their accounts.
9. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated August 31, 2021, in which the IRS determined that the Plan’s terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. Management believes the Plan and related trust are currently designed, have been amended, and are being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2025	2024
Net assets available for benefits per the financial statements	$44,355,185	$39,471,854
Less amounts allocated to withdrawing participants	(7,281)	(6,049)
Net assets available for benefits per Form 5500	$44,347,904	$39,465,805
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2025, is as follows:

$ in thousands
Benefits paid to participants per the financial statements	$3,950,883
Add amounts allocated to withdrawing participants at December 31, 2025	7,281
Less amounts allocated to withdrawing participants at December 31, 2024	(6,049)
Benefits paid to participants per Form 5500	$3,952,115
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2025 and 2024, but not yet paid as of that date.

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NORTHROP GRUMMAN SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

$ in thousands
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$39,301,997
*	Fidelity Brokerage Services LLC	BrokerageLink Account	**	4,641,343
*	State Street Bank and Trust Company	State Street Bank and Trust Company short-term investment fund	**	143
*	Plan Participants	Participant loans (maturing from 2026 to 2040 at interest rates ranging from 4.25 percent to 11.5 percent)	**	339,104
	Total			$44,282,587

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN

Dated:	June 11, 2026	By:	/s/ Michael A. Hardesty
Michael A. Hardesty
Chair, Audit Subcommittee of the Benefit Plans Administrative Committee

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report